Exhibit 99.1

Cheer Holding, Inc. Announces $15 Million Registered Direct Offering

BEIJING, Nov. 05, 2025 (GLOBE NEWSWIRE) -- Cheer Holding, Inc. (NASDAQ: CHR) (the “Company”), today announced that it has entered into a definitive agreement with certain investors for the purchase and sale of an aggregate of 187,500,000 of the Company’s Class A ordinary shares, par value $0.001 per share (the “Shares”) (or pre-funded warrants in lieu thereof) at a purchase price of $0.08 per share in a registered direct offering.

The aggregate gross proceeds to the Company of this offering are expected to be approximately $15 million. The transaction is expected to close on or about November 6, 2025, subject to the satisfaction of customary closing conditions.

Univest Securities, LLC is acting as the sole placement agent.

The registered direct offering is being made pursuant to a shelf registration statement on Form F-3 (File No. 333-279221) previously filed by the Company and declared effective by the U.S. Securities and Exchange Commission (“SEC”) on September 12, 2024. A final prospectus supplement and accompanying prospectus describing the terms of the proposed offering will be filed with the SEC and will be available on the SEC’s website located at http://www.sec.gov. Electronic copies of the final prospectus supplement and the accompanying prospectus may be obtained, when available, by contacting Univest Securities, LLC at info@univest.us, or by calling +1 (212) 343-8888.

This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor will there be any sales of such securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction. Copies of the prospectus supplement relating to the registered direct offering, together with the accompanying base prospectus will be filed by the Company and, upon filing, can be obtained at the SEC’s website at www.sec.gov.

About Cheer Holding, Inc.

As a preeminent provider of next-generation mobile internet infrastructure and platform services in China, Cheer Holding is dedicated to building a digital ecosystem that integrates “platforms, applications, technology, and industry” into a cohesive digital eco-system, thereby creating a new, open business environment for web3.0 that leverages AI technology. The Company is developing a 5G+VR+AR+AI shared universe space that builds on cutting-edge technologies including blockchain, cloud computing, extended reality, and digital twin.

Cheer Holding’s portfolio includes a wide range of products and services, such as CHEERS Telepathy, CHEERS Video, CHEERS e-Mall, CHEERS Open Data, CheerReal, CheerCar, CheerChat, Polaris Intelligent Cloud, AI-animated short drama series, short video matrix, variety show series, Livestreaming, and more. These offerings provide diverse application scenarios that seamlessly blend “online/offline” and “virtual/reality” elements.

With “CHEERS+” at the core of Cheer Holding’s digital ecosystem, the Company is committed to utilizing innovative product applications and technologies to drive its long-term sustainable and scalable growth.

Forward-Looking Statements

Certain statements in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review other factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

For investor and media inquiries, please contact:

Wealth Financial Services LLC
Connie Kang, Partner
Email: ckang@wealthfsllc.com

Tel: +86 1381 185 7742 (CN)